March 12, 2025
Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust” or the “Registrant”) Post-Effective Amendment No. 423 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961
Dear Ms. White:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Argent Focused Small Cap ETF and the Argent Large Cap ETF, each a series of the Trust (each a “Fund” and collectively, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment. The responses to the comments will be applied to similar disclosures throughout the document. New disclosure being added is shown in italics in the responses and disclosure being removed is shown as strikethrough text.
Comment 1:The manager of manager exemptive relief (“MOM Order”) granted to the Fund’s investment adviser and the Trust requires a fund with a name that contains the name of its sub-adviser to include the adviser’s name as well and in front of the sub-adviser’s name. Please update the Funds’ names to comply with the MOM Order or remove the reference to the Fund’s reliance on the MOM Order.
Response: The Registrant acknowledges this comment. The Registrant notes that the Staff provided this comment with respect to Post-Effective Amendment No. 363. Please refer to the Trust’s correspondence dated October 10, 2024 (Accession No. 0001592900-24-002031) and October 15, 2024 (Accession No. 0001592900-24-002037).
Comment 2:Please include a completed fee table and expense example for each Fund in the response letter.
Response: The Registrant has provided the completed fee table and expense example for each Fund as part of this response – see Exhibit A.
Comment 3:Since this is a successor fund, it is unclear why expenses in the fee table are estimated. Similarly, it is unclear why the 5 and 10 year examples and portfolio turnover information are not provided Please advise or revise.
Response: The Registrant notes that each Fund will launch after the conversion of a separately managed account (“SMA”), rather than a predecessor fund. Because each Fund will not have audited financial statements covering a period of at least 6 months, it is considered a “New Fund” for purposes of Form N-1A.
Comment 4:In the Principal Investment Strategies section under the headings Durable competitive position and Allocates capital wisely, the phrases “sustainable business model,” “sustainable competitive advantages,” “capital allocation aligned with shareholder value creation,” and “investment grade balance sheet” are used. Clarify what is meant by these phrases and how they are defined and assessed. Consider providing examples to illustrate their meaning.
Response: The Registrant has revised the applicable disclosures to read as follows:
•Sustainable business models and competitive advantages (i.e., favorable industry dynamics, adaptability in changing market conditions, and resilient economics over a full cycle)
•History of capital allocation aligned with shareholder value creation (i.e., reinvestment in the business and/or acquisitions at increasing rates of return followed by share repurchases and dividends)
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

•Investment grade balance sheet (i.e., limited use of debt to fund the business, low debt ratios, and high debt-service coverage)
Comment 5:Please clarify what is meant by “artifact” in the sentence “Sector allocation is an artifact of the bottom-up process.” Or, consider using a different word.
Response: The sentence has been revised as follows: Sector ~~allocation is an artifact of the~~ distribution emerges as a result of our bottom-up ~~process~~ approach.
Comment 6:(Argent Focused Small Cap ETF only) In the Principal Investment Risk section, please list under “Sector Risk” the specific sectors in which the Fund may invest a significant portion of its assets or clarify that no such sectors have been identified.
Response: The Fund’s strategy does not seek exposure to particular sectors. The Disclosure has been revised as follows:
Sector Risk. To the extent the Fund invests more heavily in particular sectors of the economy, its performance will be especially sensitive to developments that significantly affect those sectors~~. The Fund may invest a significant portion of its assets in the following sectors~~ and~~, therefore,~~ the performance of the Fund could be negatively impacted by events affecting ~~each of these~~ such sectors.
Comment 7:In the Principal Investment Risk section, please revise “New Fund Risk” since this is a successor fund.
Response: Please see the above response to Comment 3.
Comment 8:Please provide the following information supplementally in correspondence.
a.    Describe the background of the Predecessor Account, including information about when and why the Predecessor Account was created.
Response: The Predecessor Accounts were established in 2020 for the large cap strategy and 2022 for the small cap strategy. The Predecessor Accounts are each one of a large number of SMAs following the same respective strategy and were not created to establish a performance record.
b. State whether the Sub-Adviser managed any other accounts that were materially equivalent to the Fund. Were these other accounts converted to registered companies, and if not, why not?
Response: The Sub-Adviser has managed other accounts that are materially equivalent to the Predecessor Accounts. At this time investors in those other accounts prefer to retain the SMA format and have chosen to not move into an ETF wrapper.
c. State whether the Sub-Adviser believes that the Predecessor Account could have complied with Subchapter M of the Internal Revenue Code (“Subchapter M”).
Response: While the Sub-Adviser does not monitor for Subchapter M compliance because each Predecessor Account is not taxed pursuant to Subchapter M, the Sub-Adviser believes that each Predecessor Account would have complied with the investment restrictions of Subchapter M.
d. Describe supplementally whether the Predecessor Account made any investment strategy changes to the Account within a one year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions or transfers) of the Predecessor Account within a one year period prior to the date the Amendment was filed. If any investors in the Predecessor Account redeemed out of the Predecessor Account within a one year of this date, please describe whether such investors were able to invest in an account with substantially similar investment strategies to that of the Predecessor Account.
Response: The Predecessor Accounts did not make any investment strategy changes within the one-year period prior to the filing of the Amendment. No investor in the Predecessor Accounts has redeemed or transferred out of the Predecessor Accounts within one year of the date hereof. There have been no material variations in the level of assets in the Predecessor Accounts other than in the normal course of business.
e. Please represent that the Registrant has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940. Also please provide the Staff with the performance before the Amendment’s effective date.
Response: The Registrant represents that it has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940. The performance information can be found in Exhibit B.
Comment 9:With respect to the disclosure on page 5 of the Statement of Additional Information regarding applying each Fund’s concentration policy limitation, please note that a fund and its adviser may not ignore information that it is aware of relating to investments of affiliated and unaffiliated underlying funds when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that each Fund will consider the investments of underlying funds when determining compliance with its concentration policy.
Response: The Registrant has revised the disclosure to address the comment as follows:
For purposes of applying the limitation set forth in the concentration policy, each Fund, with respect to its equity holdings, may use the FactSet Revere Business Industry Classification System, Standard Industrial Classification (SIC) Codes, North American Industry Classification System (NAICS) Codes, MSCI Global Industry Classification System, FTSE/Dow Jones Industry Classification Benchmark (ICB) system or any other reasonable industry classification system (including systems developed by the Adviser and/or the Sub-Adviser) to identify each industry. Securities of the U.S. government (including its agencies and instrumentalities) and some tax-free securities of state or municipal governments and their political subdivisions (and repurchase agreements collateralized by government securities)~~, and securities of other investment companies, whether registered or excluded from registration under Section 3(c) of the Investment Company Act,~~ are not considered to be issued by members of any industry, except that each Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies. With respect to each Fund’s investments in unaffiliated investment companies, the Fund will consider its entire investment in any investment company with a policy to concentrate, or having otherwise disclosed that it is concentrated, in a particular industry or group of related industries as being invested in such industry or group of related industries. If a Fund invests in an affiliated investment company, it will consider the underlying holdings of the affiliated investment company for purposes of complying with the Fund’s concentration policy. With respect to a Fund’s investment in non-investment company exchange-traded products that hold commodities, the Fund will treat that commodity as its own industry for purposes of complying with the Fund’s concentration policy.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 708-6391 or Tina.Bloom@Practus.com.
Sincerely,

Tina Bloom
Partner

EXHIBIT A
Argent Focused Small Cap ETF - FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.74%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.74%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$76	$237
Argent Large Cap ETF - FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.49%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$50	$157

EXHIBIT B
Argent Focused Small Cap ETF - PERFORMANCE
The following information provides some indication of the risks of investing in the Fund.
The Fund intends to commence investment operations in April 2025 after the conversion of a separately managed account (the “Predecessor Account”) into shares of the Fund. The Predecessor Account commenced operations on December 9, 2022. The Sub-Adviser was the investment adviser for the Predecessor Account for the entire performance period shown. The Predecessor Account will transfer all its portfolio securities to the Fund.
The bar chart and the performance table below are for the Predecessor Account prior to the commencement of the Fund’s operations. The Fund’s objectives, policies, guidelines and restrictions are, in all material respects, equivalent to those of the Predecessor Account. The Predecessor Account has been managed in substantially the same way as the Sub-Adviser will manage the Fund. The returns for the Predecessor Account reflect its performance prior to the conversion into the Fund. In addition, the Predecessor Account’s performance shown below has been recalculated using the management fee that applies to the Fund, which has the effect of reducing the Predecessor Account’s performance. The Predecessor Account was not registered under the 1940 Act and therefore was not subject to certain restrictions imposed by the 1940 Act on registered investment companies and by the Internal Revenue Code of 1986 on regulated investment companies. If the Predecessor Account had been registered under the 1940 Act, the Predecessor Account’s performance may have been adversely affected. Past performance before and after taxes does not necessarily indicate how the Fund will perform in the future. Returns for the Fund’s shares reflect all charges, expenses, and fees of the Predecessor Account.
The performance of the Predecessor Account was calculated using standardized SEC calculation methodologies.
This bar chart shows the performance of the Predecessor Account based on a calendar year. Updated performance information will be available at www.argentetfs.com.
Calendar Year Total Returns
During the period of time shown in the bar chart, the Predecessor Account’s highest quarterly return was 14.18% for the quarter ended December 31, 2023, and the lowest quarterly return was -3.19% for the quarter ended September 30, 2023.

Average Annual Total Returns
(for periods ended December 31, 2024)

	1 Year	Since Inception (12/9/2022)
Return Before Taxes	14.43%	17.81%
Return After Taxes on Distributions	14.43%	17.81%
Return After Taxes on Distributions and Sale of Shares	8.55%	13.84%
Russell 2000 Total Return Index (reflects no deduction for fees or expenses)	11.54%	12.73%
Russell 3000 Total Return Index (reflects no deduction for fees or expenses)	23.81%	22.70%

After-tax returns are calculated using the highest historical individual U.S. federal marginal income tax rates during the period covered by the table above and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Shares through tax-deferred arrangements such as an individual retirement account (“IRA”) or other tax-advantaged accounts.

Argent Large Cap ETF - PERFORMANCE
The following information provides some indication of the risks of investing in the Fund.
The Fund intends to commence investment operations in April 2025 after the conversion of a separately managed account (the “Predecessor Account”) into shares of the Fund. The Predecessor Account commenced operations on January 1, 2020. The Sub-Adviser was the investment adviser for the Predecessor Account for the entire performance period shown. The Predecessor Account will transfer all its portfolio securities to the Fund.
The bar chart and the performance table below are for the Predecessor Account prior to the commencement of the Fund’s operations. The Fund’s objectives, policies, guidelines and restrictions are, in all material respects, equivalent to those of the Predecessor Account. The Predecessor Account has been managed in substantially the same way as the Sub-Adviser will manage the Fund. The returns for the Predecessor Account reflect its performance prior to the conversion into the Fund. In addition, the Predecessor Account’s performance shown below has been recalculated using the management fee that applies to the Fund, which has the effect of reducing the Predecessor Account’s performance. The Predecessor Account was not registered under the 1940 Act and therefore was not subject to certain restrictions imposed by the 1940 Act on registered investment companies and by the Internal Revenue Code of 1986 on regulated investment companies. If the Predecessor Account had been registered under the 1940 Act, the Predecessor Account’s performance may have been adversely affected. Past performance before and after taxes does not necessarily indicate how the Fund will perform in the future. Returns for the Fund’s shares reflect all charges, expenses, and fees of the Predecessor Account.
The performance of the Predecessor Account was calculated using standardized SEC calculation methodologies.
This bar chart shows the performance of the Predecessor Account based on a calendar year. Updated performance information will be available at www.argentetfs.com.

Calendar Year Total Returns
During the period of time shown in the bar chart, the Predecessor Account’s highest quarterly return was 14.45% for the quarter ended December 31, 2023, and the lowest quarterly return was -16.10% for the quarter ended June 30, 2022.
Average Annual Total Returns
(for periods ended December 31, 2024)

	1 Year	Since Inception (1/1/2020)
Return Before Taxes	20.59%	14.53%
Return After Taxes on Distributions	20.59%	14.53%
Return After Taxes on Distributions and Sale of Shares	12.19%	11.71%
Russell 1000 Total Return Index (reflects no deduction for fees or expenses)	24.51%	14.28%
Russell 3000 Total Return Index (reflects no deduction for fees or expenses)	23.81%	13.86%

After-tax returns are calculated using the highest historical individual U.S. federal marginal income tax rates during the period covered by the table above and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Shares through tax-deferred arrangements such as an individual retirement account (“IRA”) or other tax-advantaged accounts.